Exhibit 1

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT, dated May 24, 2006 (this “Agreement”), by and among KKR 1996 Fund L.P., a Delaware limited partnership (the “Seller”), and D. E. Shaw Laminar Portfolios, L.L.C. (the “Purchaser”) and, solely for purposes of Sections 5 and 6 of this Agreement, The Boyds Collection, Ltd., a Maryland corporation (the “Company”).

WHEREAS, the Seller owns of record and beneficially 8,851,220 shares of the common stock, par value $.0001 per share (the “Common Stock”), of the Company, representing 15.0% of the issued and outstanding shares of Common Stock as of the date hereof (the “Common Shares”); and

WHEREAS, on October 16, 2005, the Company and certain of its wholly-owned subsidiaries (collectively, the “Debtors”) commenced chapter 11 proceedings (the “Chapter 11 Proceedings”) in the United States Bankruptcy Court for the District of Maryland, Baltimore Division (the “Bankruptcy Court”); and

WHEREAS, on March 14, 2006, the Debtors filed their Joint Plan of Reorganization (as may be subsequently modified, the “Plan”) in the Bankruptcy Court; and

WHEREAS, the Seller, the Purchaser, and the Company each agree that confirmation of the Plan by the Bankruptcy Court would be in each of their respective best interests, and the best interests of the Debtors’ estates; and

WHEREAS, there is a risk that Bank of America, N.A. (“BofA”), a holder of a certain claim against the Company (the “BofA Claim”), might object to confirmation of the Plan (a “BofA Objection”), and that any such objection may contribute substantial expense and delay to the Plan confirmation process; and

WHEREAS, the Purchaser may be able to eliminate the risk of a BofA Objection, including by purchasing the BofA Claim from BofA; and

WHEREAS, the Seller desires that the Purchaser take such actions as may be necessary to eliminate any BofA Objection, including if necessary by purchasing the BofA Claim; and

WHEREAS, to induce the Purchaser to incur the expense necessary to purchase the BofA Claim or to otherwise resolve any BofA Objection, the Seller desires to sell, transfer, assign and convey to the Purchaser, and the Purchaser desires to purchase from the Seller, upon the terms and subject to the conditions set forth herein, the Common Shares, together with such additional securities, property or payments which accrue, are paid or payable on, or received or receivable with respect to the Common Shares (collectively, the “Securities”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto hereby agree as follows:

1.	PURCHASE AND SALE OF SECURITIES

Upon the terms and subject to the conditions set forth herein, on the Closing Date (as defined below), the Seller shall sell, transfer, assign and convey the Securities to the Purchaser, and the Purchaser shall purchase the Securities from the Seller for an aggregate cash purchase price of $431.18 (the “Purchase Price”).

2.	CLOSING

(a) The closing of the purchase and sale of the Securities (the “Closing”) shall take place on the first business day (the “Closing Date”) after the date on which the conditions set forth in Section 7 hereof have been satisfied, at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019.

(b) At the Closing, such sale and purchase shall be effected by the Purchaser delivering to the Seller the Purchase Price. At the Closing, the Seller shall deliver duly executed certificates or other instruments evidencing the Securities, in each case with appropriate instruments of transfer attached (duly endorsed or otherwise in form sufficient for transfer). All such certificates and other instruments shall be satisfactory to counsel to the Purchaser. The Purchase Price shall be paid by wire transfer in immediately available funds to an account designed in writing by the Seller.

3.	REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE SELLER

The Seller represents and warrants to, and covenants with, the Purchaser that:

(a) The Seller is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) The Seller has full legal right, power and authority to execute, deliver, and perform its obligations under this Agreement in accordance with its terms, and the execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes a legally valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

(c) The Seller has good and marketable title to the Securities, and the Securities are owned by the Seller free and clear of any security interest, lien, claim or other encumbrance or any restriction on transfer or voting (collectively, “Encumbrances”). Upon delivery of the Securities to the Purchaser at the Closing, against payment therefor as contemplated hereby, the Seller will deliver the Securities to the Purchaser free and clear of any Encumbrance.

(d) Subject only to the requirements of that certain Order Granting Emergency Motion for Entry of an Order Pursuant to Sections 105(a), 362(a)(3) and 541 of the Bankruptcy Code (A) Limiting Certain Transfers of Equity Interests in the Debtors and Claims Against the Debtors and (B) Approving Related Notice Procedures (the “Trading Order”) entered by the

Bankruptcy Court, no consent, approval, authorization or order or permit of any court, governmental agency or body or arbitrator having jurisdiction over the Seller is required for the execution, delivery or performance by the Seller of its obligations hereunder including, without limitation, the sale, transfer, assignment and conveyance of the Securities.

(e) Subject only to the requirements of the Trading Order, neither execution and delivery of this Agreement nor the sale of the Securities nor the performance of the Seller’s other obligations hereunder will violate, conflict with, result in a breach of, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (i) the organizational documents of the Seller, or (ii) any decree, judgment, order, law, rule, regulation or determination of any court, governmental agency or body or arbitrator having jurisdiction over the Seller or any of its assets or properties.

(f) The Seller is aware that the Purchaser may possess material non-public information regarding the Company or the Securities. In addition, the Purchaser has received historical financial information regarding the Company through the date hereof. The Purchaser has received financial and other projections in connection with the Company, provided to the Purchaser by the Company or their financial advisors, (A) from September 2005 through the date hereof, including without limitation those contained on Schedule A to this Agreement, (B) in connection with the negotiation and execution of, or pursuant to, the Debtor-in-Possession Credit and Guaranty Agreement, dated as of November 7, 2005, with the Company, and (C) in connection with the negotiation, development and filing of the Plan, all of which projections, emails and information referred to above the Purchaser has reviewed and fully understands (the “Additional Information”). The Seller has received or had access to the Additional Information. The Seller hereby waives any and all claims it may have or may hereafter acquire against the Purchaser relating to any failure by the Purchaser to disclose any material non-public information to the Seller in connection with the Seller’s sale of the Securities. The Seller hereby represents and warrants that it is financially sophisticated; it beneficially owns approximately 39% of the equity in the Company prior to this transaction and is represented on the board of directors of the Company; it is capable of obtaining all information that it deems material to this transaction from its records, its agents, and/or the Company; it has been afforded the opportunity to ask such questions of the Company as it deems material to this transaction and such questions have been addressed to its satisfaction; and it acknowledges that no representations have been made by the Purchaser in respect of this transaction or the Company except as expressly set forth in this Agreement.

(g) There is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

4.	REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASER

The Purchaser represents and warrants to, and covenants with, the Seller that:

(a) The Purchaser is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization.

(b) The Purchaser has full legal right, power and authority to execute, deliver, and perform its obligations under this Agreement in accordance with its terms, and the execution, delivery and performance of this Agreement by the Purchaser and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all necessary action on behalf of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legally valid and binding agreement of the Purchaser, enforceable against the Purchaser in accordance with its terms.

(c) Subject only to the requirements of the Trading Order, no consent, approval, authorization or order or permit of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser is required for the execution, delivery or performance by the Purchaser of its obligations hereunder, including without limitation the purchase of the Securities.

(d) Subject only to the requirements of the Trading Order, neither execution and delivery of this Agreement nor the acquisition of the Securities or the performance of the Purchaser’s other obligations hereunder will violate, conflict with, result in a breach of, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (i) the organizational documents of the Purchaser, or (ii) any decree, judgment, order, law, rule, regulation or determination of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser or any of its assets or properties.

(e) The Purchaser is aware that the Seller may possess material non-public information regarding the Company or the Securities. The Purchaser hereby waives any and all claims it may have or may hereafter acquire against the Seller relating to any failure by the Seller to disclose any material non-public information to the Purchaser in connection with the Seller’s sale of the Securities. The Purchaser acknowledges that no representations have been made by the Seller in respect of this transaction or the Company except as expressly set forth in this Agreement.

(f) There is no investment banker, broker, finder or other intermediary who might be entitled to any fee or commission upon consummation of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

5.	ADDITIONAL COVENANTS OF THE PARTIES

(a) From and after the date hereof, each party hereto (including the Company) shall execute all certificates, instruments, documents or agreements and shall take any other action which it is reasonably requested to execute or take by any other party hereto to further effectuate the respective rights and obligations of the parties hereto under, and as contemplated by, this Agreement.

(b) As an integral part of this transaction and the consideration herein, each of the Purchaser and the Seller (for itself and its affiliates (other than the Company)) hereby mutually releases any claims, counterclaims, offsets, causes of action, damages and liabilities, whether known or unknown, that it may have as of the date hereof against the other or the other’s directors, officers, managers, attorneys, advisors and affiliates (other than the Company) with respect to the Company and its holdings of (1) debt claims against the Company and/or any of its subsidiaries and/or (2) equity securities in the Company; provided that this release shall not apply to any obligations under this Agreement or the Securities Purchase Agreement dated October 16, 2005 among the parties hereto, to the extent such obligations survive.

6.	COMPANY MATTERS

(a) The Company hereby represents and warrants to, and covenants with, the Purchaser and the Seller that:

(i) the Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

(ii) the Company has full legal right, power and authority to execute, deliver, and perform its obligations under this Agreement in accordance with their terms, and the execution, delivery and performance of its obligations under this Agreement by the Company have been duly authorized by all necessary action on behalf of the Company;

(iii) this Agreement has been duly executed and delivered by the Company and constitutes a legally valid and binding agreement of the Company, enforceable against the Company in accordance with its terms;

(iv) no consent, approval, authorization or order or permit of any court , governmental agency or body or arbitrator having jurisdiction over the Company is required for the execution, delivery or performance by the Company of its obligations hereunder, except for any such consents, approvals, authorizations, orders or permits which the failure to obtain would not have or is not reasonably likely to have a material adverse effect on the Company;

(v) neither the execution and delivery of this Agreement by the Company nor the performance of the Company’s obligations hereunder will violate, conflict with, result in a breach of, or constitute a default (or an event that, with the giving of notice or the lapse of time, or both, would constitute a default) under (A) the articles of incorporation, bylaws or other organizational documents of the Company, or (B) any decree, judgment, order, law, rule, regulation or determination of any court, governmental agency or body or arbitrator having jurisdiction over the Company or any of its assets or properties, except for such violations, conflicts, breaches or defaults that would not have or are not reasonably likely to have a material adverse effect on the Company;

(vi) the board of directors of the Company has heretofore taken all necessary action for purposes of Sections 3-601 through 3-605 of the Maryland General Corporation Law (including any successor statutes , together, the “MBCA”) to (A) irrevocably approve and has so approved this Agreement and the transactions contemplated hereby such that neither Purchaser nor its affiliates or associates (together, the “Purchaser Parties”) shall be deemed to be an “interested party” as defined in Section 3-601(j) of the MBCA and (B) resolve that, from and after the date of such resolution, Section 3-602 of the MBCA shall not be applicable to any “business combination” within the meaning of the MBCA that may take place between the Purchaser Parties, on the one hand, and the Company, on the other, as a result of the transactions contemplated by this Agreement or otherwise; and

(vii) 59,004,202 shares of Common Stock are issued and outstanding.

(b) The Company acknowledges the receipt of adequate consideration for the performance of its obligations under this Agreement.

7.	CONDITIONS TO OBLIGATIONS OF THE SELLER AND THE PURCHASER

The Seller will be required to close the transaction provided for in this Agreement only upon the occurrence of either of the following: (i) the Purchaser shall have provided documentary evidence reasonably satisfactory to the Seller that the Purchaser has purchased the BofA Claim, or (ii) the Purchaser or the Company shall have entered into another arrangement or agreement that avoids or resolves any BofA Objection.

The obligations of the Seller and the Purchaser to effect the Closing shall also be subject to the following:

Unless otherwise provided by an order entered in the Chapter 11 Proceedings (which may consist of a “so ordered” stipulation), each of the Purchaser and the Seller shall have filed and served a “Notice of Intent to Sell, Trade, or Otherwise Transfer an Equity Interest” or a “Notice of Intent to Purchase, Acquire or Otherwise Accommodate an Equity Interest”, as applicable, in accordance with the requirements of the Trading Order, and the sale of the Securities shall have become authorized pursuant to the terms of the Trading Order.

8.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The respective agreements, representations, warranties, covenants and other statements made by or on behalf each party hereto pursuant to this Agreement shall remain in full force and effect, regardless of any investigation made by or on behalf of any party, and shall survive delivery of and payment for the Securities; provided, that the representations and warranties of the Seller and the Purchaser (other than the representations and warranties set forth in Section 3(f) and Section 4(e), respectively) shall not survive after the Closing Date.

9.	GENERAL PROVISIONS

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

(b) Jurisdiction; Service of Process; No Jury Trial. With respect to any claim arising out of this Agreement, the Seller and the Purchaser each irrevocably submit to the exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City and agree that any disputes that may arise out of this Agreement shall be litigated in such courts. The Seller and the Purchaser each irrevocably waive any objection which they may have at any time to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any such court, irrevocably waive any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum and further irrevocably waive the right to object, with respect to any such suit, action or proceeding brought in any such court, that such court does not have jurisdiction over such party. The Seller and the Purchaser agree that service of process upon them in any such suit, action or proceeding shall be deemed in every respect effective service of process upon them if given in the manner set forth in Section 9(d). The Seller and the Purchaser waive the right to a trial by jury in connection with any dispute arising out of this Agreement.

(c) Interpretation. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(d) Notices. All communications under this Agreement shall be in writing and shall be delivered by hand or facsimile or mailed by overnight courier or by registered or certified mail, postage prepaid, as follows:

(i)	if to the Purchaser:

D. E. Shaw Laminar Portfolios, L.L.C.

39th Floor, Tower 45

120 West 45th St.

New York, NY 10036

Attention: Daniel Posner

Attention: Lauren Robertsen

with a copy to: General Counsel

Fax No.: 212-478-0100

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Steven Wilamowsky, Esq.

Fax No.: 212-728-8111

(ii)	if to the Seller:

KKR 1996 Fund L.P.

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street

New York, New York 10019

Attention: Simon Brown

Fax No.: 212-750-0003

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Mark Thompson, Esq.

Fax No.: 212-455-2502

(iii)	if to the Company:

The Boyds Collection, Ltd

350 South Street

McSherrystown, PA 17344

Attention: Jan Murley

Fax No.: 717-633-5516

with a copy to:

Kirkland & Ellis LLP

153 East 53rd Street

New York, NY 10022

Attention: Lisa Laukitis, Esq.

Fax No.: 212-446-4900

Any party hereto may from time to time change its address or fax number for notices under this Section 9(d) by giving notice of such changed address to the other parties hereto. Any notice addressed in accordance with this Section 9(d) shall be deemed to be given: if delivered by hand or facsimile, on the date of such delivery; if mailed by courier, on the first business day following the date of such mailing; and if mailed by registered or certified mail, on the third business day after the date of such mailing.

(e) Expenses and Taxes. All fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs or expenses.

(f) Termination. This Agreement may be terminated prior to the Closing as follows: (i) by mutual written consent of the Seller and the Purchaser; or (ii) at the election of either the Seller or the Purchaser by written notice to the other party hereto after 5:00 p.m., New York time, on July 21, 2006, if the Closing shall not have occurred on or prior to such date, unless such date is extended by the mutual written consent of the Seller and the Purchaser; provided, however, that the right to terminate this Agreement under this Section 9(f) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the closing to occur on or before such date;

(g) Publicity. The parties agree to consult with each other to coordinate the issuance of any press release or similar public announcement or communication relating to the execution or performance of this Agreement or to the transactions contemplated hereby.

(h) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

(i) Entire Agreement; Amendment. This Agreement constitutes the entire understanding of the parties hereto and supersedes all prior understandings among such parties. This Agreement may be amended with (and only with) the written consent of the Seller and the Purchaser.

(j) Severability. If any term or provision of this Agreement or the application of any such term or provision to any person or circumstance shall be held invalid, illegal, void or unenforceable in any respect by a court of competent jurisdiction, the remaining terms and provisions of this Agreement shall remain in full force and effect, unless such invalidity, illegality, voidness or unenforceability would substantially impair the benefits of such remaining provisions of any party hereto.

(k) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first written above.

SELLER

KKR 1996 FUND L.P.

By:	KKR Associates 1996, L.P., its general partner

	By:	KKR 1996 GP L.L.C., its general partner

		By:	/s/ Perry Golkin
Name: Perry Golkin
Title: Member

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first written above.

PURCHASER

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.

By:	/s/ Daniel Posner
	Name:	Daniel Posner
	Title:	Authorized Signatory

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first written above.

COMPANY

THE BOYDS COLLECTION, LTD.

By:	/s/ Joseph E. Macharsky
	Name:	Joseph E. Macharsky
	Title:	Chief Financial Officer

Appendix A

•	email sent on September 26, 2005, by Saul Burian of Houlihan Lokey Howard & Zukin (“HLHZ”) to Daniel Posner containing earnings projections

•	email sent on October 4, 2005, by Timothy Kiick of the Company to Lauren Robertsen containing a breakdown of SG&A

•	email sent on October 5, 2005, by Joseph Macharsky of the Company to Lauren Robertsen containing a weekly sales report

•	email sent on October 5, 2005, by Timothy Kiick of the Company to Lauren Robertsen containing a weekly cash flow update

•	email sent on October 6, 2005, by Joseph Macharsky of the Company to Lauren Robertsen containing information on letters of credit

•	email sent on October 9, 2005, by Brad Jordan of HLHZ to Lauren Robertsen containing a cash flow forecast

•	email sent on October 10, 2005, by Joseph Macharsky of the Company to Lauren Robertsen containing an end of August balance sheet

•	email sent on October 12, 2005, by Timothy Kiick to Lauren Robertsen containing a weekly cash flow update

•	email sent on October 12, 2005, by Brad Jordan of HLHZ to Lauren Robertsen containing a cash flow forecast

•	email sent on October 20, 2005, by Timothy Kiick to Lauren Robertsen containing a weekly cash flow update

•	email sent on October 20, 2005, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on October 24, 2005, by Lisa Laukitis of the Company to Lauren Robertsen containing the committee list

•	email sent on October 24, 2005, by Jan Murley of the Company to Lauren Robertsen containing committee membership documents

•	email sent on October 26, 2005, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on November 1, 2005, by Jan Murley of the Company to Lauren Robertsen containing an FAO contract

•	email sent on November 2, 2005, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on November 2, 2005, by Brad Jordan of the Company to Lauren Robertsen containing a weekly cash flow forecast

•	email sent on November 7, 2005, by Jan Murley of the Company to Lauren Robertsen containing a revised FAO contract

•	email sent on November 8, 2005, by Richard Miller of the Company to Lauren Robertsen containing a DIP cash flow forecast

•	email sent on November 9, 2005, by Joseph Macharsky of the Company to Lauren Robertsen containing a cash flow forecast

•	email sent on November 15, 2005, by Brad Jordan of the Company to Lauren Robertsen containing 2005 3rd quarter financial results

•	email sent on November 17, 2005, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow update

•	email sent on November 22, 2005, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on November 23, 2005, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow analysis

•	email sent on November 30, 2005, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow forecast

•	email sent on December 1, 2005, by Joseph Macharsky of the Company to Lauren Robertsen containing a comparison of the DIP and cash flow forecasts

•	email sent on December 14, 2005, by Richard Miller of the Company to Lauren Robertsen containing a financial data package

•	email sent on December 15, 2005, by Richard Miller of the Company to Lauren Robertsen containing a cash flow forecast

•	email sent on December 15, 2005, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on December 19, 2005, by Richard Miller of the Company to Lauren Robertsen containing presentation materials

•	email sent on December 22, 2005, by Richard Miller of the Company to Lauren Robertsen containing a cash flow forecast

•	email sent on December 28, 2005, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow forecast

•	email sent on January 5, 2006, by Jan Murley of the Company to Lauren Robertsen containing an agenda

•	email sent on January 6, 2006, by Jan Murley of the Company to Lauren Robertsen containing an update

•	email sent on January 12, 2006, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow forecast

•	email sent on January 19, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on January 26, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow forecast and cash update

•	email sent on February 2, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow forecast

•	email sent on February 10, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on February 10, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on February 17, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow forecast

•	email sent on February 17, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on February 22, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on March 2, 2006, by Richard Miller of the Company to Lauren Robertsen containing a March cash flow update and DIP budget

•	email sent on March 6, 2006, by Richard Miller of the Company to Lauren Robertsen containing a financials comparisons

•	email sent on March 9, 2006, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow update

•	email sent on March 15, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on March 23, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update

•	email sent on March 27, 2006, by Richard Miller of the Company to Lauren Robertsen containing October 2005 and December 2005 financials

•	email sent on March 28, 2006, by Richard Miller of the Company to Lauren Robertsen containing November 2005 financials

•	email sent on March 30, 2006, by Richard Miller of the Company to Lauren Robertsen containing the April DIP budget and cash flow forecast

•	email sent on April 3, 2006, by Richard Miller of the Company to Lauren Robertsen containing the April cash budget

•	email sent on April 4, 2006, by Richard Miller of the Company to Lauren Robertsen containing March and Q1 2006 results

•	email sent on April 6, 2006, by Jan Murley of the Company to Lauren Robertsen containing an update on Costco program

•	email sent on April 7, 2006, by Richard Miller of the Company to Lauren Robertsen containing a weekly cash flow update

•	email sent on April 13, 2006, by Richard Miller of the Company to Lauren Robertsen containing a cash flow update